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                                                                    EXHIBIT 12
                                       IES UTILITIES INC.
                         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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                                                                                       Twelve Months
                                              Year Ended December 31,                      Ended
                                1990        1991        1992        1993        1994   June 30, 1995
                            (in thousands, except ratio of earnings to fixed charges)

Net income                  $  45,969   $  47,563   $  45,291   $  67,970   $  61,210   $  54,240

Federal and state
   income taxes                22,364      23,494      20,723      37,963      37,966      34,002

      Net income before
         income taxes          68,333      71,057      66,014     105,933      99,176      88,242

Interest on long-term debt     28,853      31,171      35,689      34,926      37,942      37,526

Other interest                  4,704       5,595       3,939       5,243       3,630       5,475

Estimated interest
   component of rents           7,936       6,594       4,567       3,729       3,970       3,995

Fixed charges as defined       41,493      43,360      44,195      43,898      45,542      46,996

Earnings as defined         $ 109,826   $ 114,417   $ 110,209   $ 149,831   $ 144,718   $ 135,238

Ratio of earnings to fixed
   charges (unaudited)           2.65        2.64        2.49        3.41        3.18        2.88


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and Federal and state income taxes to net income; (b) fixed charges consist of interest
(including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.

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